UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2015

Commission File Number: 000-13248

Levon Resources Ltd.

(Translation of registrant's name into English)

Suite 500, 666 Burrard Street, Vancouver, BC, V6C 2X8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUBMITTED HEREWITH

Exhibits:

99.1	Notice of Meeting

99.2	Management Information Circular

99.3	Form of Proxy for Shareholders

99.4	Form of Proxy for Optionholders

99.5	Voting Instruction Form

99.6	Letter of Transmittal

99.7	Abridgement Certificate

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEVON RESOURCES LTD.
(Registrant)

Date: May 8, 2015	By:	/s/ Christina Boddy
Christina Boddy
Corporate Secretary